UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 6)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company)

HUTTIG BUILDING PRODUCTS, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Philip Keipp

Vice President and Chief Financial Officer

Huttig Building Products, Inc.

555 Maryville University Drive, Suite 400

St. Louis, Missouri 63141

(314) 216-2600

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Craig A. Roeder

Piotr Korzynski

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 6 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended or supplemented from time to time, the “Schedule 14D-9”) filed by Huttig Building Products, Inc., a Delaware corporation (“Huttig”), with the Securities and Exchange Commission (the “SEC”) on March 29, 2022, relating to the tender offer (the “Offer”) by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Woodgrain Inc., an Oregon corporation (“Parent”), to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Huttig (the “Shares”), at a purchase price of $10.70 per Share, net to the seller in cash, without interest and subject to any withholding of taxes required by applicable law, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 28, 2022 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO filed by Parent and Merger Sub with the SEC on March 28, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Schedule 14D-9 and are incorporated herein by reference.

Except to the extent specifically provided in this Amendment, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used, but not otherwise defined, in this Amendment have the meanings ascribed to them in the Schedule 14D-9. This Amendment is being filed to reflect certain updates as indicated below.

Explanatory Note:

This supplemental information should be read in conjunction with the Schedule 14D-9 in its entirety. Nothing in these supplemental disclosures is an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein. Paragraph and page references used herein refer to the Schedule 14D-9 before any additions or deletions resulting from this supplemental information. Unless stated otherwise, the new text in the supplemental information is bolded and underlined and deleted text is denoted with a strikethrough to identify the supplemental information being disclosed.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The last paragraph in the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Merger Sub—Nondisclosure Agreement” in the Schedule 14D-9 is amended and supplemented as follows:

Huttig entered into nondisclosure agreements containing terms substantially similar to the Nondisclosure Agreement with each of the other bidders participating in Huttig’s strategic alternatives review process. The nondisclosure agreements included a customary “standstill” provision and prohibited bidders from contesting the validity of the agreement or requesting that Huttig or its representatives amend or waive the standstill provision. The nondisclosure agreements, however, included an exception from the restriction included in each standstill provision on making public or private acquisition proposals for bidders that were invited by the Huttig Board to submit one or more private indications of interest with respect to a proposed acquisition of Huttig. In accordance with this provision, each of the parties that entered into a nondisclosure agreement in connection with Huttig’s review process received a bid instruction letter authorizing it to submit a private indication of interest to the Huttig Board with respect to a proposed acquisition transaction. The form of the bid instruction letter is attached as Exhibit (a)(5)(F) to this Schedule 14D-9 and is incorporated herein by reference. The intent of the bid instruction letter was to invite and encourage all bidders that had entered into nondisclosure agreements to participate in Huttig’s auction sale process in connection with its publicly-announced strategic review process and submit one or more proposals to acquire Huttig. Accordingly, it was the intent of the Huttig Board that all bidders receiving the bid instruction letter would not be subject to the restrictions in the nondisclosure agreements on submitting private indications of interest to acquire Huttig and were therefore free to submit one or more private acquisition proposals. To accomplish this, the bid instruction letter invited indications of interest and stated that they should be submitted by November 17, 2021, rather than stating that indications must be submitted by that date or that bids submitted after that date would not be considered. Huttig believes that all recipients of the bid instruction letter understood this, but for clarity Huttig states that any party that received the bid instruction letter may submit one or more private indications of interest to the Huttig Board with respect to a proposed acquisition transaction without violating the standstill provision in its respective nondisclosure agreement and any such party may rely on this statement. In response to Huttig’s invitation in its bid instruction letter, five bidders elected to participate in the auction sale process and attended management presentations. In subsequent rounds of the sale process, all of the bidders then participating in the process were invited and encouraged on behalf of the Huttig Board to submit revised and improved proposals. During the sale process, members of Huttig’s senior management and representatives of Lincoln actively reached out to bidders participating in the process to determine their intentions with respect to a potential acquisition of Huttig and to invite and encourage them to submit revised and improved acquisition proposals.

In addition, the Merger Agreement includes a provision permitting Huttig to waive any “standstill” or similar provision in any nondisclosure or other agreement with any person to the extent the provision would prohibit that person from making an acquisition proposal privately to the Huttig Board where the Huttig Board makes a good faith determination, after consultation with its outside legal counsel, that the failure to do so would be inconsistent with its fiduciary duties to Huttig’s stockholders under the DGCL.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented as follows:

The first three paragraphs under “Item 8. Additional Information—Legal Proceedings—Delaware Court of Chancery Complaint and Demand for Inspection” in the Schedule 14D-9 are amended and supplemented as follows:

A putative class action complaint relating to the Offer and the Merger captioned Reith v. Huttig Building Products, Inc. et al., Case No. 2022-0332, was filed on ~~August~~ April 14, 2022, as amended on April 23, 2022, by a purported Huttig stockholder in the Court of Chancery of the State of Delaware. The putative class action complaint names as defendants Huttig ~~and~~, the members of the Huttig Board, Parent and Merger Sub. Also on April 14, 2022, Huttig received a letter from counsel for a Huttig stockholder demanding to inspect certain books and records pursuant to Section 220 of the DGCL.

The Delaware complaint alleges, among other things, that the Huttig Board breached its fiduciary duties to Huttig stockholders in connection with the Offer and the Merger by (i) executing nondisclosure agreements with prospective bidders that contain “don’t-ask-don’t-waive” standstills and failing to waive the standstills following Huttig’s entry into the Merger Agreement, (ii) executing the Merger Agreement that, according to its terms and in conjunction with the standstills, impedes the Huttig Board’s ability to consider and accept superior proposals and restricts the flow of information necessary to permit the Huttig Board to act on an informed basis and determine whether the Offer and the Merger are reasonable and in the best interest of Huttig stockholders and (iii) misleading Huttig stockholders with respect to the terms of the nondisclosure agreements entered into with other parties during the sale process and the Huttig Board’s ability to receive unsolicited offers from these parties. The complaint also alleges that the Offer Price is inadequate and that Parent and Merger Sub aided and abetted breaches of fiduciary duty by the Huttig Board. The Section 220 inspection demand letter cites substantially similar allegations as the basis for seeking to inspect the information requested in the letter.

Huttig does not believe the complaint or the allegations in the inspection demand letter have any merit. For example, the nondisclosure agreements with prospective bidders did not have the effect of a so-called ~~contain~~ “don’t-ask-don’t-waive” standstill provision~~s~~ because they included an express exception permitting bidders that were invited by the Huttig Board to submit one or more private indications of interest with respect to a proposed acquisition of Huttig and all counterparties to such agreements were so invited. As reiterated in “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Parent and Merger Sub—Nondisclosure Agreement,” Huttig has interpreted and intends to continue interpreting the invitation to all counterparties as permitting such parties to make private indications of interest to the Huttig Board and for clarity Huttig states that any party that received the bid instruction letter may submit one or more private indications of interest to the Huttig Board with respect to a proposed acquisition transaction without violating the standstill provision in the nondisclosure agreements and any such party may rely on this statement.

The following heading and paragraphs are added as a new subsection following the subsection entitled “Item 8. Additional Information—Annual and Quarterly Reports” on page 51:

Extension of the Offer.

On April 25, 2022, Huttig and Parent issued a joint press release announcing the extension of the Expiration Time until 11:59 p.m., New York City time, on May 2, 2022, unless further extended or earlier terminated in accordance with the Merger Agreement. The full text of the press release announcing the extension of the Offer is attached as Exhibit (a)(5)(G) to this Schedule 14D-9 and is incorporated herein by reference.

Huttig has been advised that, as of the close of business on April 21, 2022, a total of 8,047,767 shares of Common Stock had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 29.4% of the outstanding shares of Common Stock as of that date.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(F) (a)(5)(G)

Form of Bid Instruction Letter.

Press Release issued by Huttig and Woodgrain on April 25, 2022 (incorporated by reference to Exhibit (a)(5)(C) to Parent and Merger Sub’s Schedule TO filed with the SEC on March 28, 2022, as amended).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Huttig Building Products, Inc.

By:	/s/ Philip W. Keipp
Name: Philip W. Keipp
Title: Vice President and Chief Financial Officer

Dated: April 25, 2022